UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. ___)
Acuity Brands, Inc.
(Name of Issuer)
Common Stock, $.01 par value per share
(Title of Class of Securities)
00508Y102
(CUSIP Number)
December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)

[  ]   Rule 13d-1(c)

[  ]   Rule 13d-1(d)

_______________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00508Y102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
	Standard Life Investments Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	2,844,081
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	2,844,081
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		2,844,081
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		6.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		IA

* Based on 43,059,952 Shares outstanding as January 7, 2014, as reported in the Issuer’s 10-Q/A filed with the Securities and Exchange Commission on January 9, 2014.

CUSIP No. 00508Y102

ITEM 1(a) -	NAME OF ISSUER:
Acuity Brands Inc.
ITEM 1(b) -	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
1170 Peachtree Street, N.E., Suite 2300, Atlanta, Georgia
ITEM 2(a) -	NAME OF PERSON FILING:
This statement is being filed by Standard Life Investments Ltd. (“Standard”).
ITEM 2(b) -	ADDRESS OF PRINCIPAL BUSINESS OFFICE:
One George Street Edinburgh EH2 2LL, United Kingdom
ITEM 2(c) -	CITIZENSHIP:
United Kingdom
ITEM 2(d) -	TITLE OF CLASS OF SECURITIES:
Common Stock, $.01 par value per share
ITEM 2(e) -	CUSIP NUMBER:
00508Y102
ITEM 3 -	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e) [ ] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

CUSIP No. 00508Y102

	(f)	[ ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
	(g)	[ ] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[X] A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
	(k)	[ ] Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: Investment Adviser.
ITEM 4 -	OWNERSHIP:

The information set forth in Rows 5 through 11 of the cover page to this Schedule 13G is incorporated herein by reference.

The securities reported pursuant to the initial filing to which this amendment is being made were held in funds and accounts advised by Reporting Person and its affiliates.

ITEM 5 -	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [  ].

ITEM 6 -	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
Not Applicable

CUSIP No. 00508Y102

ITEM 7 -	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT COMPANY:
Not Applicable
ITEM 8 -	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Not Applicable
ITEM 9 -	NOTICE OF DISSOLUTION OF GROUP:
Not Applicable
ITEM 10 -	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 00508Y102

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2014

STANDARD LIFE INVESTMENTS LTD.
By:	/s/ Eric Rose
Eric Rose Chief Compliance Officer